FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For April 25, 2023
Commission File Number: 001-10306

NatWest Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

   Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

 NatWest Group plc

Annual General Meeting Statements

25 April 2023

NatWest Group plc will hold its Annual General Meeting at 11.00 a.m. today. The meeting will deal with the proposed resolutions as set out in the Notice of Meeting previously issued to shareholders.

The following is an extract from the remarks to be made by Howard Davies, Chairman, and Alison Rose, DBE, Chief Executive Officer, at the meeting. The remarks expand on those which were made at the Virtual Shareholder Event held on 18 April 2023.

Howard Davies

Before Alison provides an update on the bank's performance and progress against our purpose-led strategy, I will say a few words from the Board's perspective on what was another eventful year.

As countries finally opened up for business in 2022 after two years of pandemic lockdowns, the global economy faced further pressures resulting from the Russian invasion of Ukraine, which continues to have a devastating impact on the people who live there, as well as adding to the rising cost of living and the cost of doing business all over the world.

These factors, along with a rapidly changing political landscape, drove inflation in the UK to a 40-year high, with consumers and businesses facing increased costs and considerable uncertainty.

In response, the Bank of England raised interest rates from 0.5 per cent in February 2022 to 3.5 per cent at the end of the year, and last month, they had increased to 4.25 per cent, the highest in 14 years.

While there are some grounds for cautious optimism, with employment remaining high, the economic environment will remain challenging for some time to come, with expected further tightening of consumer spending and real incomes, which will put pressure on household budgets.

The UK may or may not experience a technical recession in 2023, economic forecasters differ on that point, but the economy is unlikely to grow significantly.

In the first few months of the year, we have already seen the impact that uncertainty and rising interest rates can have on the banking sector, with the collapse of Silicon Valley Bank in the United States and some other lenders there. We also saw the acquisition of Credit Suisse by UBS, facilitated by the Swiss authorities.

Ultimately, poor risk management and long-standing, idiosyncratic challenges were largely to blame for those failures.

The NatWest Group, by contrast, has built a robust and resilient balance sheet with strong capital and liquidity, a largely secured retail loan book and well-diversified Commercial lending.

Tight risk management underpins our strategy and ensures we are well-positioned for the future.

We nonetheless continue to monitor customer activity and behaviours closely for signs of stress, taking action where appropriate.

Against this difficult and uncertain economic backdrop, the Group performed strongly in 2022 with continued responsible growth in our lending and progress against our strategy.

The bank's share price increased by 17.5 per cent in 2022, outperforming our major UK peers.

We also continued to deliver sustainable returns to shareholders, announcing £5.1 billion of dividends and buybacks for 2022.

As well as the £1 billion final dividend that you are voting on today, we paid an interim dividend of £364 million and a special dividend of £1.75 billion, alongside a share consolidation.

We also completed a £750 million on-market buyback and announced a further £800 million share buyback at our Full Year Results.

And we were pleased to have the opportunity to buy back £1.2 billion of shares directly from the government.

The government also continued to sell shares into the market throughout the year through its trading plan, which the Treasury recently announced it will maintain until August 2025.

As a result of these disposals, the government's shareholding is now below 42 per cent, down from 52 per cent at the start of last year.

That is positive progress on the path to full privatisation.

Today, we are seeking to renew our shareholder authority to undertake further directed buybacks, should the Treasury give us permission to do so.

Since the last AGM there have been a number of changes to the Board.

Last October we welcomed Roisin Donnelly as a non-executive director. She recently became a member of our Group Sustainable Banking Committee and will assume the roles of Consumer Duty Board Champion and Chair of the Colleague Advisory Panel following today's meeting.

In December we said farewell to Robert Gillespie, who resigned after nine years as a non-executive director. Lena Wilson succeeded Robert as Chair of the Performance and Remuneration Committee in September, allowing for an orderly handover.

On the first of April of this year, Stuart Lewis joined the Board as a non-executive director and member of the Risk Committee and Audit Committee. Subject to regulatory approval, he will chair the Risk Committee from the beginning of August, replacing Morten Friis who plans to step down at the end of July after nine years' service.

Mike Rogers will leave the board at the conclusion of today's meeting, and Yasmin Jetha will succeed Mike as Chair of the Sustainable Banking Committee. The remit of that Committee will expand to include matters currently within the remit of the Technology and Innovation Committee, which will be retired as a standalone Committee.

On our ring-fenced bank board, Graham Beale, who has been Senior Independent Director there since 2018, has indicated his intention to step down as a director at the end of July.   Subject to regulatory approval, another of our ring-fenced bank directors, Ian Cormack, will succeed Graham as the Senior Independent Director of NatWest Holdings from the beginning of August, and we will recruit a third ring-fenced bank board director.

I would like to thank Robert, Morten, Mike and Graham for their commitment, diligence and immense contributions during their time with NatWest, and wish them well in the future.

Now is also an opportune time to update you on my own position. I am approaching the point where I will have served 8 years on the Board so it is appropriate to initiate the search for my successor as Chairman in the coming months.

This will allow time for a rigorous search process and an orderly handover, which I expect will take place at some point before I reach nine years tenure in July 2024. That is the maximum recommended in the UK Corporate Governance Code. The search for my successor will be led jointly by the Senior Independent Directors of NatWest Group and NatWest Holdings.

Throughout the year, strategy and climate change remained high on the Board's agenda.

Following strong shareholder support at last year's AGM for our 'Say on Climate' resolution, the Board continued its close oversight of progress on our climate ambitions. And we were pleased that we were able to publish the initial iteration of our Climate transition plan in February.

As they did during the COVID-19 pandemic, Alison and her team have continued to use the bank's Purpose to guide decision-making,  supporting our customers and continuing to lend responsibly while growing the business.

I would also like to take this opportunity to thank our colleagues who have also been exposed to the increased cost of living while helping customers to manage their finances in a volatile period, against a backdrop of rapidly rising interest rates and inflation.

Looking at the year ahead, as I have said we expect the external environment to remain challenging and we know that many people and businesses are worried about the future.

Our Group is well positioned to stand alongside the customers, colleagues and communities we serve and we are committed to providing support to all our stakeholders through the challenges, and the opportunities in the years to come.

The Board remains fully supportive of the bank's strategy which is helping us to build long term value and deliver long term growth as well as sustainable returns for our shareholders.

Alison Rose

2022 presented another year of acute macroeconomic challenges, and during this heightened uncertainty, it was as important as ever to be guided by our Purpose to champion people, families, and businesses to help them thrive.

We delivered a strong financial performance last year reporting a pre-tax operating profit of £5.1 billion and a return on tangible equity of 12.3 per cent.

Income was up around 30 per cent and costs were down nearly 3 per cent.

Lending across our three franchises grew by 6.7 per cent year on year, as we continued to support our customers and the economy responsibly, including £45 billion of gross new mortgage lending and £24.5 billion of new climate and sustainable funding and financing.

Crucially, our all-weather balance sheet, with high levels of capital and liquidity, and a diversified loan book means that we are well positioned to navigate economic uncertainty, particularly in light of the recent market volatility.

I, and my Executive team, continue to monitor the market movements closely to ensure that we are well placed to continue supporting our customers.

Yet, despite not seeing significant signs of financial distress or changes in behaviour amongst our customers, we know that people, families, and businesses across the country are struggling.

We responded quickly and meaningfully to support our customers and colleagues to navigate cost of living challenges. So far, we've carried out around 700,000 free financial health checks, launched a new cost of living hub and a benefits calculator, frozen standard published tariffs on business current accounts for 12 months, and provided £10 million of hardship funding through our charity partners to help the most vulnerable in society.

We also provided around 60,000 colleagues with a one-off £1,000 cash payment to support with the rising cost of living. I would like to thank our colleagues for their continued hard work in supporting our customers during such a volatile and uncertain period.

Our customers are at the heart of everything we do, and we will continue to ensure our services meet their needs. As with many industries, customers are moving to mobile and online banking because it is faster and easier. 90 per cent of our retail banking customers' needs are now met digitally and we have invested in our mobile and digital services to support them.

But we also recognise our responsibility to provide services that work for all of our customers, including those who have challenges moving online. As a result, there are today more ways to bank with us than ever before, with over 16,000 points of presence for our customers. Bank branches are, and will continue to be, an important part of our services. We are continuing to invest, with £20 million invested in our existing branches whilst providing continuous alternative services, such as our ongoing collaboration with the Post Office, a dedicated support line for over 60s and support for our most vulnerable customers from customer care experts such as our Community Bankers.

Our values are at the heart of how we deliver our Purpose-led strategy, and that strategy is working. We are continuing to make strong progress to deliver long-term sustainable value and deliver across core priorities of climate, learning and enterprise.

Addressing climate change is one of the biggest issues of our generation and supporting our customers in their transition to net zero is a key strategic priority for the bank.

In 2022, we became the first UK bank, and one of the largest banks globally to date, to have science-based targets validated by the Science Based Targets initiative. These underpin the initial iteration of our Climate Transition Plan, which outlines the steps we aim to take to at least halve the climate impact of our financing activity by 2030, and achieve our net zero climate ambition by 2050.

We provided £24.5 billion of Climate and Sustainable Funding and Financing last year, against our target of £100 billion by 2025, and are determined to ensure our capital is being used to support our customers' transition to net zero, whilst reducing the financing of the most harmful activities.

And to support our customers, we are offering financing options and practical tools to incentivise the transition to net zero. Our Green Mortgages are providing cheaper finance, and through collaborating with CoGo, and through our Carbon Planner, we are helping Retail and Business customers track and understand their carbon emissions.

Entrepreneurs are the lifeblood of the UK economy and we are committed to supporting the next generation of founders to help them thrive. Building on our position as the leading high street bank for businesses, and through initiatives like our 13 free accelerator hubs across the country, we now have the highest market share among businesses younger than two years old, and continue to provide expert support for high growth companies as well as those wishing to scale up.

We know that £250 billion could be added to the economy if women matched men in starting and scaling business. And in March, we were the first European financial institution to issue a social bond specifically designed to lend to women-led businesses - which is a further demonstration of our unwavering commitment to increasing the number of female-led businesses in the country.

We are also a learning organisation and are actively committed to breaking down the barriers for people to succeed. Through schemes such as our MoneySense and CareerSense programmes, we are championing learning and ensuring young people develop financial literacy and employability skills. And our Digital Apprenticeships are supporting those aged 16-24 to develop a career whilst continuing with their education.

We have also been delighted to collaborate with footballer and campaigner Marcus Rashford MBE and the National Youth Agency to provide NatWest Thrive, a unique and innovative programme for young people to develop their self-belief as well as their money confidence.

The growth of the economy is inseparable from the growth of our nation's children, and businesses play a vital role in driving the change needed to ensure that children, families, and communities up and down the country are empowered and equipped to meet their potential.

I am very proud of our new market-leading partner leave policy, which supports all eligible colleagues with significantly more time away from work to help their partner look after their new child, whether the child has arrived through birth, adoption, or surrogacy.

And just last month, we had the pleasure of hosting the first meeting of the Princess of Wales's Business Taskforce for Early Childhood at our London office.

These actions, driven by our Purpose, are not just the right thing to do but are also key to building a more profitable organisation.

Our fundamental strategy remains the same and we are creating ever closer and deeper relationships with our customers at every stage of their lives, support that starts earlier, reflects their values, and meets their changing needs.

As we look to the future, our all-weather balance sheet, and financial strength means that we are well positioned to respond to new and emerging social, commercial, and economic trends that are shaping the future of our customers' financial lives.

This means seeking new opportunities to drive growth through three targeted areas in 2023, and beyond:

First, we will increase our personalised engagement with customers as their lives and finances become increasingly complex.

Secondly, our customers are spending more time on digital platforms, and so we need to ensure our services are embedded into our customers' daily lives.

And thirdly, we have a huge role to play in supporting our customers to transition to net zero and providing them with tangible support to tackle the climate challenge head-on and transition to a more sustainable low carbon economy.

To close, this year has once again shown the importance of being a purpose-led bank. But it has also shown us what it takes to be purpose-led. We champion the potential of the people, families and businesses we serve, when things are going well, and when things are tough.

As we look to the future, we do so with confidence. Against a volatile economic backdrop, we continue to demonstrate the strength and resilience of our business, delivering a strong financial performance whilst proactively supporting our customers, communities and shareholders, and laying the foundations to grow.

Forward-looking statements
This document may include forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, such as statements that include, without limitation, the words 'expect', 'estimate', 'project', 'anticipate', 'commit', 'believe', 'should', 'intend', 'will', 'plan', 'could', 'probability', 'risk', 'Value-at-Risk (VaR)', 'target', 'goal', 'objective', 'may', 'endeavour', 'outlook', 'optimistic', 'prospects' and similar expressions or variations on these expressions. These statements concern or may affect future matters, such as NatWest Group's future economic results, business plans and strategies.  In particular, this document may include forward-looking statements relating to NatWest Group plc in respect of, but not limited to: its economic and political risks, its regulatory capital position and related requirements, its financial position, profitability and financial performance (including financial, capital, cost savings and operational targets), the implementation of its purpose-led strategy, its environmental, social and governance and climate related targets, its access to adequate sources of liquidity and funding, increasing competition from new incumbents and disruptive technologies, its exposure to third party risks, its ongoing compliance with the UK ring-fencing regime and ensuring operational continuity in resolution, its impairment losses and credit exposures under certain specified scenarios, substantial regulation and oversight, ongoing legal, regulatory and governmental actions and investigations, the transition of LIBOR and IBOR rates to replacement risk free rates and NatWest Group's exposure to operational risk, conduct risk, cyber, data and IT risk, financial crime risk, key person risk and credit rating risk. Forward-looking statements are subject to a number of risks and uncertainties that might cause actual results and performance to differ materially from any expected future results or performance expressed or implied by the forward-looking statements. Factors that could cause or contribute to differences in current expectations include, but are not limited to, future growth initiatives (including acquisitions, joint ventures and strategic partnerships), the outcome of legal, regulatory and governmental actions and investigations, the level and extent of future impairments and write-downs, legislative, political, fiscal and regulatory developments, accounting standards, competitive conditions, technological developments, interest and exchange rate fluctuations, general economic and political conditions and the impact of climate-related risks and the transitioning to a net zero economy. These and other factors, risks and uncertainties that may impact any forward-looking statement or NatWest Group plc's actual results are discussed in NatWest Group plc's UK 2022 Annual Report and Accounts (ARA) and its other public filings. The forward-looking statements contained in this document speak only as of the date of this document and NatWest Group plc does not assume or undertake any obligation or responsibility to update any of the forward-looking statements contained in this document, whether as a result of new information, future events or otherwise, except to the extent legally required.

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Date: 25 April 2023

NATWEST GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Chief Governance Officer and Company Secretary